VIA EDGAR                                                                                                           October 16, 2013

J. Nolan McWilliams
Loan Lauren P. Nguyen
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Form 10-12G
Filed September 18, 2013
File No. 000-55044

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated October 15, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if you have not resolved outstanding comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have resolved all of our comments.

We acknowledge the Form 10 will automatically become effective 60 days after filing

2. It appears from your disclosure that you are a “shell company” as defined in Rule 405 of Regulation C or provide us with your analysis why you are not a “shell company.”

The Company’s subsidiary Embarr Downs of California received its license to claim and race thoroughbreds on from the California Horse Racing Board.  The Company has completed the transfer of all rights to the thoroughbred Rock Off and has retained Dan Blacker to train the company’s thoroughbreds, including Rock Off.

Securities Act Release No. 33-8587 (July 21, 2005) defines a shell as a “registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.”  The Company’s operations are not nominal.  The Company has obtained its owner’s license from the California Horse Racing Board, has hired a trainer, has obtained its initial thoroughbred and has begun training Rock Off and expected to be entered into a race in December 2013.  As such, the Company believes its operations are not nominal and as such is not a shell as defined in Securities Act Release No. 33-8587 (July 21, 2005).

3. Please define and clarify industry terms such as “thoroughbred” and “broodmare.”

These terms have been defined on Page 3-4

4. Please disclose here that you have not generated revenues to date and disclose your net losses since inception, your monthly cash burn rate, and the number of months you will be able to operate at this rate in the absence of additional capital.

Amended to include the requested information on pages 3-4

5. Please name the horse that you acquired and provide information, to the extent material, regarding the history and breeding of this horse. If a photograph of the horse is available, consider including this in your amended registration statement

Amended to provide the name of the thoroughbred, Rock Off, and included the information under “Business of Company”.

6. Please clarify, if true, that you acquired your sole horse from Capall Stables, Inc.

The Company acquired Rock Off from Joseph Wade.  Capall Stables has ceased operations in October 2013.

7. You state that prior to August 2013 that you performed thoroughbred research for third parties. Please explain here and in the business section beginning on page 14 the nature of the services you provided and to whom. Also, with a view toward revised disclosure, please explain to us why you did not record any revenue from providing thoroughbred research services.

These services included reviewing race data, breeding history, race replays and other pertinent data related to the acquisition of thoroughbreds by Companies that were affiliated with our CEO, Mr. Wade.  Since the Companies were affiliated to Mr. Wade, the Company did not record any revenue from providing these services.

8. We note the disclosure in the first full paragraph on page 3 that you will need to raise $100,000 to acquire an additional four thoroughbreds. Please summarize the timeframe and capital requirements for development of your anticipated complete breeding operations. We note in this regard your disclosure on page 17.

Revised to include the following language: “The Company expects to begin its breeding program in January 2015. The Company expects that it will need to raise a minimum of an additional $2,000,000 to begin its breeding programs.”

9. Please reconcile the estimated capital requirements disclosed in the third paragraph on page 3 with the estimated amounts described on page 17.

Revised to include a breakdown of the estimated capital requirements to reconcile with the amounts discussed is Timing needs for Funding

10. Refer to the last sentence of the third paragraph on page 3. Given your stage of development and the substantial capital you must raise to commence operations, please summarize here your plans to raise capital and the implications if you are unable to raise the full amount needed.

Revised to include the following language:  “The Company is currently in discussions to raise the necessary capital and expects to file an S-1 with the SEC in December 2013 to raise the capital needed to implement its growth plan over the next 2-3 years. If the Company cannot raise the full amount of capital necessary then it will take longer than expected for the Company to implement its growth plan.”

Item 1A. Risk Factors, page 5

11. Please remove the term “prospectus” from the introductory paragraph of this section as you are not offering any securities pursuant to this registration statement on Form 10.

Amended to change the term “prospectus” to “registration statement”

The Company has limited capitalization and lack of working capital, page 7

12. Please quantify the amount of capital you will require to implement each of the major components of your business plan as it appears that $40,000 will not sufficiently develop your business operations.

Revised to include the language: “The Company expects it will need to raise the following amounts:  $600,000 to fully implement its claiming division; $1,000,000 to fully implement its allowance/claiming division; and $2,000,000 to fully implement its breeding division.”

Because we do not expect to pay dividends for the foreseeable future, page 7

13. Please reconcile this risk factor with your disclosure in the last paragraph on page 30 that you have paid dividends on your common stock and that you intend to distribute at least 20% of net purse winnings as dividends from February 2014.

Revised to include the intent to distribute 20% of the net purse winnings as dividends beginning in February 2014.

The management and current shareholders of the Company, page 8

14. Please revise this risk factor and throughout the registration statement to clarify that this is an Exchange Act registration statement and not a registered offering of securities.

Revised.

Our by-laws provide for indemnification, page 9

15. The registration statement cover page and your articles of incorporation indicate that you are incorporated in Nevada. However, this risk factor and Exhibit 3.3 references the state of Delaware as your state of incorporation. Please revise or advise.

Revised.

The Company will incur additional costs, page 10

16. Please clarify whether the amount of $24,000 is your estimated filing fees on an annual basis.

Amended to clarify that the $24,000 is an annual cost.

The Company may not be able to accurately access the value, page 12

17. Please briefly describe the characteristics of claiming and auctions of thoroughbreds that contribute to the difficulty in valuing horses that you seek to acquire. We note in this regard your disclosure under “Claiming” on page 18.

Revised to include the following language:” The procedure for a claiming race is as follows:  the trainer puts a claim in for the horse prior to the race.  Immediately upon the start of the race the horse is considered sold to the new owner, however, the previous owner maintains any purse winnings from that race.   Whereas at an auction, the Company will bid to acquire a thoroughbred and the person who has the highest bid wins the thoroughbred.”

The Company’s auditors have issued a going concern opinion, page 12

18. Please make the risks you describe here more prominent by relocating this risk factor to one of the first risk factors on page 5.

Amended to make this risk factor the first one listed

The Company lacks sufficient internal controls, page 12

19. Please revise the risk factor to discuss the reasons why management believes the company lacks sufficient internal controls. In this regard, we note your disclosure on page 25.

Amended to include the reasons the company believes it lacks sufficient internal controls.

Item 2. Financial Information, page 14

20. Please balance your disclosure in this section by describing the obstacles you face in implementing your business plan given that horse racing is generally not profitable, the popularity of horse racing has declined, and it appears that you intend to reserve up to 20% of net purse winnings for distribution as dividends. Similarly revise your summary disclosure beginning on page 2. We note in this regard the three risk factors on page 5 and the last paragraph on page 30.

Revised to include the following language:  “The business of training and racing thoroughbred racehorses is a high-risk venture and most racehorse ownership is not profitable.  Most owners of thoroughbreds typically do not operate to be profitable but are run as a hobby as such most stables are not profitable.  While implementing its business plan, the Company will face obstacles such as other stables that are willing to spend more to acquire a thoroughbred based on the chance to run in a stakes rather than based on the return expected on the thoroughbred.  As such, the Company has to be disciplined in what it perceives the value of a thoroughbred is based on the expected revenues from the thoroughbred.   Additionally beginning in February 2014, the Company has decided to distribute at least 20% of its net purse winnings that the Company’s thoroughbreds generate.  As a result, the Company will be restricted in its growth potential.  In order to grow, the Company will need to raise additional capital which may cause dilution among the Company’s shareholders.”

21. It appears from your disclosure on pages 16 and 17 that the economics of thoroughbred racing varies considerably between claiming, allowance, and stakes level racing because of, among other things, the frequency of races, the length of time between races, and the amount of purse money available. Please discuss the economics of horse racing at each of these racing levels in sufficient detail to enable investors to assess the likelihood of success of your proposed business given the number of horses you anticipate acquiring and the attendant capital requirements.

Revised to provide additional information between the different divisions relating to the purse money, time between races and eligibility for races.

Allowance/Stakes Level Racing, page 16

22. Please discuss in detail the rules and conditions determining eligibility to enter thoroughbreds in races at the allowance and stakes levels. We note in this regard your discussion regarding the claiming division in the third paragraph on page 19.

Revised to provide additional information on the eligibility for races.

23. Refer to the third sentence of the last paragraph on page 16. Please clarify in which division you will begin acquiring horses in March 2014. Additionally, please reconcile this timeframe with the timeframe you discuss in the third paragraph on page 17.

Revised to clarify it is the allowance/stakes division.

24. We note that you intend to use the same training pattern for allowance and stakes division thoroughbreds as you use for claiming division thoroughbreds. Please explain the differences and discuss how this training pattern will allow your thoroughbreds competing at higher levels to be in better condition.

Revised to include a section on training.  However, the Company’s training program will not differ significantly between the claiming division and allowance/stakes division.  Each thoroughbred will follow essentially the same training program with the difference being in what distances the horses is expected to race.  The main difference between a claiming thoroughbred and an allowance/stakes is essentially the speed and talent of the thoroughbred.

Revenue from Allowance/Stakes Division, page 17

25. Please revise each subsection to clarify that you have not generated revenues from any of your divisions and disclose that you have generated net losses to date.

Revised to include the following language: “The Company has not generated any revenue to date and has incurred net losses of ($20,223) since inception.”

26. Refer to the first paragraph on page 17. Please explain how the 45-60 day period between races will affect the variability of your revenues and cash flows.

Revised to include the following language” The 45-60 day period between races affects the company’s cash flow by not providing monthly revenue from the particular thoroughbred; however, the higher purse values are expected to offset this.”

27. Please disclose the distribution of purse winnings, minimum payout per start, if any, and entry fees for each of the allowance division and stakes division. We note in this regard your disclosure in the first paragraph on page 19.

This has been disclosed in the above section “Purse Money Distribution”

28. You state on page 19 your belief with respect to the claiming division that “we do not believe an absence of racing opportunities will limit our revenues.” Please discuss the opportunities for your thoroughbreds to race in each of the allowance and stakes divisions and whether more limited opportunities to race in these divisions may affect your revenues.

The statement was intended to reflect all of our divisions.  As such to clarify, revised to include the following language under Allowance/Stakes Level Racing:  “We believe that there will be ample opportunities for our horses to race and we do not believe an absence of racing opportunities will limit our revenues.”

Revenue from Claiming Division, page 18

29. Please discuss in greater detail your methodology for valuation of thoroughbreds that you acquire from claiming races and what influence, if any, the initial valuation of thoroughbreds you acquire in claiming races is likely to have on your decision to sell. We note in this regard that the average claim price for thoroughbreds in the report you cite in the last paragraph on page 18 is approximately $21,684 and you have valued Rock Off at approximately $55,000.

Amended to provide additional information on the methodology which mainly focuses on reviewing the past performances of the thoroughbred.  We value thoroughbreds in claimers based on were we believe those thoroughbreds can win which is based on their past performances and to a lesser extent who is currently training the thoroughbred.  Although the average claim is approximately $21,684 many thoroughbreds are claimed for $40,000, $50,000 and even $62,500.  Rock Off; however, was not acquired to run in claiming races but allowance races.  The Company believes that Rock Off was dropped into a claimer by a stable that breeds their own thoroughbreds and is known to drop thoroughbreds in order to generate wins for their syndication.

Item 5. Directors and Executive Officers, page 27

30. Please revise the biography of Joseph Wade to clarify that Capall Stables, Inc., is a public reporting company.

Revised to clarify that Capall Stables ceased being a reporting company and ceased operations in October 2013. Pursuant to California Horse Racing Board Rule 1787, Mr. Wade may not race any thoroughbred under his name.  As a result, any thoroughbred personally owned by Mr. Wade must be transferred to the Company to race in California or any other state the Company is licensed to race in.

Conflicts of Interest, page 28

31. Please discuss in greater detail the potential conflicts of interest because your controlling shareholder is also the controlling shareholder of Capall Stables, Inc. Explain the mechanics of the right of first refusal that Capall Stables possesses and file the agreement evidencing this right as an exhibit to your amended registration statement. Also address the significant information advantage Mr. Wade possesses in the valuation of thoroughbreds at the time of purchase or sale given the limited “market” for thoroughbreds and discuss what steps, if any, you will undertake to limit conflicts of interest in this regard. Disclose, if true, that your valuation method is not reviewed by any unrelated third-party.

These conflicts have been resolved by Capall Stables ceasing operations as a thoroughbred stables.

32. In this regard, please specifically discuss how you determined the value of Rock Off. We note in this regard that you acquired Rock Off for $55,000 from a related party that appears to have initially acquired Rock Off for approximately $13,625.

The purchase price of $55,000 was determined by using he price that Mr. Wade paid Capall Stables to acquire the right of Rock Off.   Additionally, Capall Stables purchased Rock Off for $13,625 but spent over $40,000 in training expenses and veterinary expenses.  These expenses were spent to allow Rock Off to get back into the allowance level of racing and out of the claiming levels.  Since these expenses directly related to Rock Off being a better shape and running faster times in workouts the value of the horse was increase accordingly.

Item 7. Certain Relationships and Related Transactions, page 29

33. Please file each of the agreements evidencing the related party transactions you disclose here as exhibits to your amended registration statement.

Revised to include the documents requested.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Embarr Downs, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President